Filed Pursuant to Rule 433

Registration No. 333-214360

November 28, 2018

NiSource Inc.

20,000,000 Depositary Shares, Each Representing 1/1,000 Interest in a Share of 6.500% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock, liquidation preference of $25,000 per share

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated November 28, 2018)

Issuer:	NiSource Inc. (the “Issuer”)

Security:	20,000,000 depositary shares, each representing 1/1,000 interest in a share of the Issuer’s 6.500% Series B Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”). At the consummation of the depositary shares offering, the Issuer will issue 20,000 shares of the Series B Preferred Stock.

Liquidation Preference:	$25,000 per share of the Series B Preferred Stock (equivalent to $25.00 per depositary share) plus accumulated and unpaid dividends.

Expected Ratings (Moody’s; S&P; Fitch)*:	Ba1/BBB-/BB+

Size:	$500,000,000 (20,000,000 depositary shares)

Public Offering Price:	$25.00 per depositary share / $500 million total.

Underwriting Discount:	$0.7875 per depositary share sold to retail investors ($7,752,976.09) and $0.50 per depositary share sold to institutional investors ($5,077,475.50) / $12,830,451.59 total.

Proceeds, Before Expenses, to the Issuer:	$24.3585 per depositary share / $487,169,548.41 total.

Maturity:	Perpetual (unless redeemed by the Issuer on March 15, 2024 (the “First Call Date”) or on any fifth anniversary of the First Call Date (each, a “Reset Date”), or in connection with a Ratings Event).

Dividend Payment Dates:	15th day of March, June, September and December of each year, commencing on March 15, 2019, if declared by the Issuer’s board of directors or any duly authorized committee of the Issuer’s board of directors.

Dividend Rate (Cumulative):

Prior to the First Call Date, 6.500% per annum of the $25,000 liquidation preference per share.

On or after the First Call Date, will accumulate for each Reset Period at a percentage of the $25,000 liquidation preference per share (equivalent to $25.00 per depositary share) equal to the Five-year U.S. Treasury Rate plus (i) in respect of each Reset Period commencing on or after the First Call Date but before March 15, 2044 (the “Step-up Date”), a spread of 3.632% (the “Initial Margin”); and (ii) in respect of each Reset Period commencing on or after the Step-up Date, the Initial Margin plus 1.000%.

Optional Redemption:

The Issuer may, at its option, redeem the Series B Preferred Stock:

•  in whole but not in part, at any time within 120 days following a Ratings Event, at a redemption price equal to $25,500 per share of Series B Preferred Stock (102% of the liquidation preference of $25,000 per share, equivalent to $25.50 per depositary share) plus an amount equal to all accumulated and unpaid dividends thereon to, but not including, the date fixed for redemption, whether or not declared.

•  in whole or in part on the First Call Date or on any subsequent Reset Date, at a redemption price equal to $25,000 per share of Series B Preferred Stock (equivalent to $25.00 per depositary share) plus an amount equal to all accumulated and unpaid dividends thereon to, but not including, the date of redemption, whether or not declared.

Transaction Date:	November 28, 2018

Expected Settlement Date:	December 5, 2018 (T+5)

Listing:	The Issuer will apply to list the depositary shares on the New York Stock Exchange and expects trading on the New York Stock Exchange to begin within 30 days of the initial issuance of the depositary shares.

CUSIP/ISIN of Depositary Shares:	65473P 881 / US65473P8813

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Barclays Capital Inc. Goldman Sachs & Co. LLC

Co-Managers:	BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Loop Capital Markets LLC Scotia Capital (USA) Inc. The Huntington Investment Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Each of the terms “Five-year U.S. Treasury Rate,” “Ratings Event,” and “Reset Period” has the meaning ascribed to it in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC, toll-free at 1-800-645-3751, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649, Barclays Capital Inc., toll-free at 1-888-603-5847 or Goldman Sachs & Co. LLC, toll-free at 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.